

June 21, 2022

Toni Y. Hickey
Chief Legal Officer and Corporate Secretary
FILT Red, Inc.
26 Century Boulevard
Nashville, Tennessee 37214

  Re: FILT Red, Inc.
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Filed June 7, 2022
    CIK No. 0001921963

Dear Ms. Hickey:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted June 7, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 52

1. On page 53, you express your expectation "to incur recurring costs associated with being a standalone public company." Please revise your disclosure to distinguish between the bulleted items that are and are not covered by your transition services agreement. For those items that are not covered by your transition services agreement, more fully explain to us the basis for your conclusion that pro forma effect is not required to be given. In your explanation, please clarify, but do not limit your explanation to, whether any such amounts will be or are expected to be paid to Cummins Inc.; whether new employees will be in place at the latest date of the transactions for which you give pro forma effect; insight into the need for and timing of incremental compensation to existing employees

and whether any such compensation will relate to service, performance or market conditions achieved prior to the separation and offering; and whether agreements for the items not covered by your transition services agreement will be in place or are in negotiations, and, if applicable, the status of such negotiations. If the items not covered by your transition services agreement represent dis-synergies, consider identifying them as such in your disclosure and tell us whether you considered the option to present them as management's adjustments. In this regard, it is not clear whether your "factually supportable" reference is meant to explain why you have not opted to present management's adjustments. Lastly, revise your disclosure to clarify what the last bullet "the type and level of other costs expected to be incurred" means.

2.   We note on page 53 that you refer to "one-time expenses associated with becoming a standalone public company." As a follow-up to the previous comment, please analyze for us and consider the need for revised disclosure to clarify whether each item listed is a transaction for which pro forma effect is required by Rule 11-01 of Regulation S-X and the reasons supporting your conclusions. In your reply, explain the relevance to your analysis of your references to "factually supportable" and "ongoing effect."

3.   We note that pages 52 and 53 refer to more than one transition services agreement, pro forma Note 1(a) refers to a single transition services agreement, and page 58 refers to a separation agreement that includes a number of other agreements, only one of which is referred to as a transition services agreement. Please revise your pro forma disclosures to specify which page 58 agreements are and are not given effect in the pro forma financial statements. For any page 58 agreement that is not given pro forma effect, please explain the reasons for your determination.

Note 15: Relationship with Parent and Related Parties, page F-27

4.   We note your response to comment 17. Pursuant to Rule 4-08(k)(1) of Regulation S-X, please disclose the amount of related party cost of sales on the face of your statements of income. Also revise your results of operations discussion in MD&A to separately discuss third-party and related party sales, cost of sales, and gross margins.

        You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Mark L. Mandel